May 24, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Ms. Cara Wirth

Re:     Dynamics Special Purpose Corp.

           Registration Statement on Form S-1

           Filed May 7, 2021, as amended

           File No. 333-255930

Dear Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Washington D.C. time on May 25, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact H. Oliver Smith of Davis Polk & Wardwell LLP at (212) 450-4636 with any questions or comments with respect to this letter.

Sincerely,

Dynamics Special Purpose Corp.

By:	/s/ Mostafa Ronaghi
Name: Mostafa Ronaghi
Title: Chief Executive Officer

CC: H. Oliver Smith, Davis Polk & Wardwell LLP